SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

For the Period April 11, 2007 (date of inception) through December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

Table of Contents

		Page Number

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statement of Net Assets Available for Benefits as of December 31, 2007	3

	Statement of Changes in Net Assets Available for Benefits for the Period April 11, 2007 (date of inception) through December 31, 2007	4

	Notes to Financial Statements as of December 31, 2007, and for the Period April 11, 2007 (date of inception) through December 31, 2007	5

(b)	Supplemental Schedule:

	Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007	16

(c)	Signature	17

(d)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries VI

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VI ("the Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the period from April 11, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the period from April 11, 2007 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 27, 2008

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2007

INVESTMENTS:
Plan interest in Master Trust, at fair value	$ 18,801,832

RECEIVABLES:
Annual Retirement Contributions	644,968

Net Assets Available for Benefits, at fair value	19,446,800

Adjustments from fair value to contract value
for fully benefit-responsive investment contracts	(12,933)

Net Assets Available for Benefits	$ 19,433,867

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Period April 11, 2007 (date of inception) through December 31, 2007

Participant
Directed
Additions to Net Assets attributed to:
Investment income:
Plan interest in Master Trust investment income	$ 24,594

Contributions:
Participant	17,259,258
Employer - net of forfeitures	1,576,660
Total contributions	18,835,918

Other credit adjustments - net	58

Total additions	18,860,570

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	265,111
Loan and brokerage fees	469
Total deductions	265,580

Net increase before transfers	18,594,990

Loans transferred in	838,877

Net increase	19,433,867

Net Assets Available for Benefits
Beginning of Year	-
End of Year	$ 19,433,867

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2007 and for the Period April 11, 2007 (date of inception)
through December 31, 2007

Note 1.     General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VI (Entergy Savings Plan VI) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of the Entergy Savings Plan VI is provided for general information only. Entergy Savings Plan VI participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VI Plan Document as well as the summary plan description for a more complete description of the Entergy Savings Plan VI's provisions.

General: The Entergy Savings Plan VI is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VI information. The Entergy Savings Plan VI is designed to comply with, and is to be construed in accordance with, the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and regulations and guidance issued thereafter. Any provision of the Entergy Savings Plan VI that is inconsistent with the provisions of EGTRRA shall be unenforceable.

The Entergy Savings Plan VI is intended to constitute two types of plans qualified under Internal Revenue Code as follows:

  A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under Internal Revenue Code Sections 401(a), 401(k) and 501(a); and
  A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in Internal Revenue Code Section 4975(e)(7).

The significant provisions of the Entergy Savings Plan VI are described throughout this note.

Trustee: The Entergy Savings Plan VI utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan VI's investment options, which are managed by its trustee or affiliates of its trustee, are:

  Entergy Stock Fund
  Stable Income Fund
  New Income Fund
  Balanced Fund
  Blue Chip Growth Fund

  Equity Income Fund
  Equity Index Trust
  SSgA International Stock Fund
  New Horizons Fund
  TradeLink Participant-Directed Brokerage Accounts

If a participant fails to designate how their contributions should be invested, contributions will be invested by the trustee in one of the following default investment funds depending on the year the participant was born. Participants may also choose to direct their investment in a T. Rowe Price Retirement Fund.

  T. Rowe Price Retirement 2010 Fund
  T. Rowe Price Retirement 2020 Fund
  T. Rowe Price Retirement 2030 Fund
  T. Rowe Price Retirement 2040 Fund
  T. Rowe Price Retirement Income Fund

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan VI is available to eligible non-bargaining employees of Entergy Nuclear Operations, Inc. whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and who transferred employment to Entergy Nuclear Operations, Inc. from Nuclear Management Company, L.L.C. or from Consumers Energy Company upon the sale of Palisades to Entergy Nuclear Palisades, L.L.C. Eligible employees may participate in Entergy Savings Plan VI as soon as administratively practicable following Entergy Nuclear Palisades, L.L.C.'s purchase of Palisades.

Contributions: Entergy Savings Plan VI contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period. Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The before-tax deferral contribution dollar limit for the calendar year 2007 was $15,500 per participant. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2007 was $5,000. Based on nondiscrimination testing provisions under the Entergy Savings Plan VI, contributions made by highly paid employees may be limited based on the average contribution rate of non-highly paid employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period. Employer matching contributions are equal to 100% of the participant's contributions for the first 3% of eligible earnings plus 50% of the participant's contributions for the next 2% of eligible earnings. Employer matching contributions shall not be made with respect to i) catch-up deferral contributions and ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make a discretionary annual company retirement contribution on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans. The amount of the annual company retirement contribution, which is equal to 5% of the employee's base wages or salary, will be made after the end of the Plan Year and will be credited to the employee's annual company retirement contribution account. To be eligible to receive this contribution, the employee must be employed as of the last day of the Plan Year. However, if an employee retires, becomes totally and permanently disabled, or dies during the Plan Year, a prorated annual company retirement contribution will be made on behalf of that employee for such Plan Year. The employing Entergy System Company made an annual company retirement contribution in the amount of $644,968 in February 2008 for the 2007 plan year, which is reflected as an annual retirement contribution receivable in the Statement of Net Assets Available for Benefits as of December 31, 2007.

The Entergy Savings Plan VI provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Sections 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended, may be accepted under the Entergy Savings Plan VI as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan VI's investment options. Participant contributions not directed to specific investment options are invested by the trustee in T. Rowe Price Retirement Funds. Earnings on participant contributions are allocated based on participants' account balances in the funds.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution, company matching contributions, any annual company retirement contributions, and net earnings of the Entergy Savings Plan VI's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in the before-tax deferral account, after-tax account, the company match account, and the rollover contributions account. Participants become fully vested in their annual company retirement contribution account after three (3) years of vesting service with their Entergy System Company employer. Participants also will receive vesting service credit for their credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company prior to Entergy Nuclear Palisades, L.L.C.'s purchase of Palisades. Participants also will become fully vested in their annual company retirement contribution account if they retire from their Entergy System Company employer after age 65, die, or become totally and permanently disabled, or if the participant's employment is terminated as a result of a change in control of Entergy Corporation.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions and rollover contributions. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan VI in which the participant is vested. A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: The Entergy Savings Plan VI has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1% in accordance with an established schedule. The loan must be repaid within 5 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Under terms of the acquisition of Palisades, employees with existing loans in their prior 401(K) as employees of Consumers Energy Company were allowed to transfer their participant loan balance into the Entergy Savings Plan VI provided the appropriate documentation was submitted by March 30, 2007. The loans transferred to Entergy Savings Plan VI are reflected on the Statement of Changes in Net Assets for Benefits for the period April 11, 2007 (date of inception) through December 31, 2007.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VI accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan VI, unless the taxable portion is rolled over to an individual retirement account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the Internal Revenue Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants with an account balance greater than $1,000 (including rollovers) are allowed, under the provisions of the Entergy Savings Plan VI, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan VI until age 70-1/2. The amount allocated to such participants was $126,218 at December 31, 2007.

Forfeiture accounts: Company matching contributions which matched a distributed excess deferral contribution shall be forfeited and credited to the Entergy Savings Plan VI forfeiture account. A participant's unvested annual company retirement contribution account shall be forfeited if the participant terminates employment with his or her Entergy System Company employer and does not become reemployed by an Entergy System Company employer before incurring a five year break in service. The provisions of the Entergy Savings Plan VI provide that plan forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce company matching contributions or annual company retirement contributions. The forfeiture account totaled approximately $3,587 as of December 31, 2007 and includes realized and unrealized appreciation on the amounts in the forfeiture account.

Note 2.     Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan VI financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

New Accounting Pronouncements: In September 2006 the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. However, in some cases, the application of SFAS 157 in the future may change Entergy Savings Plan VI's practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for Entergy Savings Plan VI in the first quarter 2008 and will be applied prospectively. Entergy Savings Plan VI does not expect the application of SFAS 157 to materially affect net assets available for benefits.

Master Trust: The Entergy Savings Plan VI investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan VI maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and temporary cash investments are stated at fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common stock is valued at quoted market prices. Common collective investment trust funds are stated a fair value based on the fair market value of the underlying investments. Participant loans are valued at the outstanding loan balances.

The Master Trust holds investments in fully benefit-responsive investment contracts, including guaranteed investment contracts (GICs) and synthetic investment contracts (SICs), as part of the Stable Income Fund. The GICs and SICs are discussed in detail below (Note 3). In determining fair value for the GICs, a theoretical fair value is calculated by discounting expected future contract cash flows at the estimated December 31, 2007 market yields for similar investments. The fair value derived by the method is theoretical, since contracts are not marketable, and does not reflect issuer termination provisions (early surrender penalties) which generally would produce a significantly lower valuation. The fair values of the underlying assets of the SICs are presented at fair value as determined by quoted market prices on the valuation date. The fair value of the SICs is presented on the investments of the Master Trust table (Note 4) and then adjusted to contract value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statement of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment for fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Risks and uncertainties: The Entergy Savings Plan VI utilized various investment instruments, including common stock, mutual funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2007 was $81,012,253. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. The potential credit risk for the SICs was $0 for 2007. As of December 31, 2007, the contract value and the fair value of the SIC assets were $302,745,678 and $306,264,628, respectively. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for the Entergy Savings Plan VI.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. There were no benefits payable at December 31, 2007.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.     Investment Contracts With Insurance Companies

The Stable Income Fund of the Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the plan and purchases investments, which are held by the issuer. The GICs provide for a fixed return on principal invested for a specified period of time. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

2007
Average yields on investment contracts:
Based on annualized earnings (1)	5.04%
Based on interest rate credited to participants (2)	4.81%

(1) Computed by dividing annualized one-day investment earnings of the contract on the last day of the plan year by the investment fair value on the same date. Investment earnings for GICs are actual interest credited to participants.

(2) Computed by dividing annualized one-day earnings credited to participants on the last day of the plan year by the investment fair value on the same date.

The weighted average interest crediting rate (the contract value yield) for the GICs and SICs was approximately 5.0% for 2007. The crediting interest rates varied from 3.7% - 5.9% as of December 31, 2007.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. Trustee management is not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 4.     Interest in Master Trust

Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2007, the Entergy Savings Plan VI's interest in the net assets of the Master Trust was less than 1%.

The fair values of the Master Trust's investments as of December 31, 2007 is as follows:

2007

Cash and cash equivalents	$19,193,434
Common stock*	920,561,269
Mutual funds	1,454,021,765
Common trust funds	190,238,098
Guaranteed investment contracts	81,012,253
Synthetic investment contracts	306,264,628
Brokerage accounts	64,526,671
Loans to participants	46,119,545
Total fair value of investments in the Master Trust	3,081,937,663
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(3,518,950)
Investments in the Master Trust	$3,078,418,713

*The common stock consists entirely of Entergy Corporation common stock. As of December 31, 2007, $594,916,471 of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2007 are summarized as follows:

Dividend and interest income:

Common stock	$19,792,972
Mutual funds	75,913,330
Common trust funds	16,202
Loans to participants	3,566,274
$99,288,778

Net realized and unrealized appreciation of investments:

Common stock	$229,423,946
Mutual funds	14,681,694
Common trust funds	10,150,673
Synthetic investment contracts	18,511,680
Brokerage accounts	10,349,920
$283,117,913

Note 5.     Tax Status

The Entergy Savings Plan VI was established in April 2007 effective with the closing date of the acquisition of Palisades from Consumers Energy Company. Entergy Savings Plan VI filed an application with the Internal Revenue Service for a determination letter on January 31, 2008. This application was received by the Internal Revenue Service on February 16, 2008 and is currently under review. However, the plan administrator believes, to the best of their knowledge, that the Entergy Savings Plan VI is currently designed and being operated in material compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan VI financial statements.

Note 6.     Entergy Savings Plan VI Termination

Although they have not expressed any intent to do so, the participating employers have the right under the Entergy Savings Plan VI to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate the Entergy Savings Plan VI subject to the provisions of ERISA. In the event that the Entergy Savings Plan VI is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan VI provides that all participants will be fully vested and the net assets of the Entergy Savings Plan VI be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7.     Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan VI and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $119.52 per share at December 31, 2007.

Note 8.     Reconciliation to Form 5500

In accordance with the FSP explained above, the Statement of Net Assets Available for Benefits as of December 31, 2007 presents the plan interest in the Master Trust at fair value and also includes an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Entergy Savings Plan's Form VI's 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per the Entergy Savings Plan VI Form 5500 as of December 31, 2007:

Net assets available for benefits, per the financial statements	$19,433,867
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	12,933
Total assets per Form 5500, at fair value	$19,446,800

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the period April 11, 2007 (date of inception) through December 31, 2007 to the net income on the Entergy Savings Plan VI Form 5500 for the year ended December 31, 2007:

Increase in net assets per the financial statements	$19,433,867
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	12,933
Net increase in assets per the Form 5500	$19,446,800

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Schedule of Assets (Held at End of Year)
As of December 31, 2007
Plan Sponsor: Entergy Corporation
E.I.N. 72-1229752 (Plan No. 15)

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	5.25% - 9.25%	01/01/2008-11/04/2016	N/A	$914,844

SIGNATURE

The Entergy Savings Plan VI. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

By: /s/ Theodore H. Bunting, Jr. Theodore H. Bunting, Jr. Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 27, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142055 on Form S-8 of our report dated June 27, 2008, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VI, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VI for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana
June 27, 2008